DIETERICH & ASSOCIATES
              11300 W. OLYMPIC BOULEVARD, SUITE 800
                  LOS ANGELES, CALIFORNIA 90064
                          (310) 312-6888
                        FAX (310) 312-6680
                     E-MAIL venturelaw@la.com


February 24, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  PayForView.com Corp. (File No. 000-29593)
          Form RW - Application for Withdrawal


Dear Sirs or Madams:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, PayForView.com Corp., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10-SB, File No. 000-29593, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 18, 2000.

     The Registration Statement was initially filed in order to bring the Registrant into compliance with the reporting requirements of the National Association of Securities Dealers. However, because completion of the Registration Statement is not feasible within the time frame allowed for the Registrant to maintain its listing on the Over The Counter Bulletin Board in accordance with NASD Rule 6530, the Registrant is withdrawing its Registration Statement.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned of Dieterich &
Associates, legal counsel to the Registrant, at (310) 312-6888.



                              Sincerely,

                              DIETERICH & ASSOCIATES


                              /s/ Christopher H. Dieterich
                              Christopher H. Dieterich, Esq.,
                              Counsel to PayForView.com Corp.